UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Air Lease Corporation

(Name of Issuer)

Class A common stock, par value $0.01

(Title of Class of Securities)

00912X302

(CUSIP Number)

December 31, 2012

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00912X302	13G	Page 2 of 5

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Bank of Australia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australian Capital Territory, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,518,125 shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,518,125 shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,518,125 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 6.54% (based on 99,686,123 shares of Class A Common Stock, issued and outstanding, per Form 10Q dated 9th Nov. 2012, including up to 268,125 shares of Class A Common Stock issuable upon exercise of outstanding warrants held by CBA)

12.	TYPE OF REPORTING PERSON BK

CUSIP NO. 00912X302	13G	Page 3 of 5

Item 1(a)	Name of Issuer: Air Lease Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2000 Avenue of the Stars
Suite 1000N
Los Angeles, California

Item 2(a)	Name of Person Filing

Item 2(b)	Address of Principal Business Office

Item 2(c)	Citizenship

Commonwealth Bank of Australia
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000
Commonwealth of Australia
Australian Capital Territory

Item 2(d)	Title of Class of Securities:

Class A common stock, par value $0.01

Item 2(e)	CUSIP Number: 00912X302

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

CUSIP NO. 00912X302	13G	Page 4 of 5

(j)	☒	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: The reporting person is a bank authorized to do business in accordance with the laws of its home jurisdiction.

If this statement is filed pursuant to Rule 13d-1(c), check this box  ☐

Item 4	Ownership:

(a)	Amount beneficially owned:

Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.

(b)	Percent of Class:

Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.

(ii)	shared power to vote or to direct the vote:

Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.

(iii)	sole power to dispose or to direct the disposition of:

Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.

(iv)	shared power to dispose or to direct the disposition of:

Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

CUSIP NO. 00912X302	13G	Page 5 of 5

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. I also certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to Commonwealth Bank of Australia is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s), and that I undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 14 day of February 2013.

Commonwealth Bank of Australia

By:	/s/ John Damien Hatton
Name:	John Damien Hatton
Title:	Company Secretary